

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 27, 2007

By Facsimile and U.S. Mail

Mr. Christopher H. Hopkins
Chief Executive Officer
Oilsands Quest Inc.
205, 707-7th Avenue SW
Calgary, Alberta, Canada T2P 3H6

> **Re: Oilsands Quest Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed July 21, 2006**
> **Response Letter Dated February 16, 2007**
> **File No. 000-27659**

Dear Mr. Hopkins:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 16, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Notes to the Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

1. We note your response to comment four of our letter dated January 30, 2007. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of a project's development. Please modify your policy accordingly.

Note 4. Properties, page F-14

2.   We note your response to comment six of our letter dated January 30, 2007. It
        remains unclear why substantial amounts of your original permit acreage were
        required to be relinquished. Please clarify the specific terms of the permits that
        required you to relinquish the acreage. Please contact us if you wish to discuss.

Form 10-QSB for the Quarterly Period Ended October 31, 2006

Note 3. Acquisitions, page F-8

3.   We note your response to comment nine of our letter dated January 30, 2007.
        When employee service is required subsequent to the closing of the acquisition in
        order for the employees to vest in the options, then a portion of the option's fair
        value should be allocated to the future service and recognized over the future
        service period. The value attributed to the unvested options is based on the fair
        value of the options as of the closing date of the acquisition, applying Question 17
        of FIN 44 and Issue 13 of EITF 00-23 by analogy. Please revise your financial
        statements or tell us why you believe your current presentation is correct.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Cannarella at (202) 551-3337, or Kevin Stertzel at (202) 551-3723 with any questions in regard to the financial statements. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief